Exhibit 21.1

MGN Technologies, Inc.

List of Subsidiaries

The following is a list of subsidiaries of MGN Technologies, Inc.:

1.

Ignition Technologies, Inc., incorporated in the State of Nevada, March 3, 2003

2.

MGN Technologies UK Limited, incorporated in the United Kingdom on February 6, 2006